Exhibit 5.1

Willkie Farr & Gallagher

787 Seventh Avenue

New York, NY 10019-6899

(212) 728-8000

February 14, 2003

Citigroup Diversified Futures Fund L.P.

c/o Smith Barney Futures Management LLC

388 Greenwich Street—7th floor

New York, New York 10013

Re:    Citigroup Diversified Futures Fund L.P.

Ladies and Gentlemen:

We have acted as counsel for Citigroup Diversified Futures Fund L.P. (the “Partnership”), a limited partnership organized under the New York Revised Limited Partnership Act (the “Act”) in connection with the preparation and filing with the Securities Exchange Commission under the Securities Act of 1933, as amended, of Pre-Effective Amendment No. 1 to the Registration Statement on Form S-1 (the “Registration Statement”), relating to 300,000 Units of limited partnership interest in the Partnership (the “Units”).

In this connection, we have examined originals or photostatic or certified copies of all such documents, records, certificates and agreements as we have deemed relevant and necessary as a basis for the opinions hereinafter set forth. On the basis of the foregoing, we are of the opinion that:

1.    The Partnership is duly formed and validly existing as a limited partnership under the Act.

2.    Assuming (i) the due authorization, execution and delivery to the General Partner of a Subscription Agreement by those persons and entities who subscribed for Units in the offering described in the Prospectus (the “Limited Partners”), (ii) the due acceptance by the General Partner of a Subscription Agreement for each Limited Partner and the due acceptance by the General Partner of the Limited Partners to the Partnership as limited partners of the Partnership, (iii) the payment by each Limited Partner to the Partnership of the full consideration due from him or it for the Units subscribed to by him or it, (iv) that the books and records of the Partnership set forth all information required by the Limited Partnership Agreement (the “Agreement”) and the Act, including all information with respect to all persons and entities to be admitted as Partners and their contributions to the Partnership, (v) that the Limited Partners, as limited partners, do not participate in the control of the business of the Partnership, and (vi) that the Units are offered and sold as described in the Registration Statement and

Citigroup Diversified Futures Fund L.P.

February 14, 2003

the Agreement, (a) the Units to be issued to the Limited Partners will, upon issuance, represent valid, fully paid and nonassessable limited partnership interests in the Partnership, as to which the Limited Partners, as limited partners, will have no liability in excess of their share of the Partnership’s assets and undistributed profits (subject to the obligation of a Limited Partner to repay any funds wrongfully distributed to it), and (b) the Limited Partners will be entitled to all of the benefits of limited partners as permitted under the Act.

3.    There are no provisions in the Agreement the inclusion of which would cause the Limited Partners to be deemed to be participating in the control of the business of the Partnership.

We hereby consent to the inclusion of our opinion as an exhibit to the Partnership’s Registration Statement.

Very truly yours,

/s/    Willkie Farr & Gallagher